April 28, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: KEEMO Fashion Group Ltd.

Registration Statement on Form S-1/A

Filed March 23, 2023

File No. 333-267967

To the men and women of the SEC:

On behalf of KEEMO Fashion Group Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 4, 2023, addressed to Ms. Liu Lu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 23, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated disclosures pertaining to our current operations in several locations throughout.

SEC Comment(s) Analysis

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We note your response to comment 1 and reissue. Please revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor in your risk factors section, including heading, subheading, risk factor title, and page number. For example, "You may have difficulty enforcing judgments against us. See "Risk Factors – Risks Relating to Our Company and Our Industry – You may have difficulty enforcing judgments against us." on page 5."

Company Response:

We have amended page 1 accordingly.

Risk Factors, page 4

2. We note your revised disclosure in response to comment 2. Please further revise to discuss the current status of your compliance with the CSRC approval process, and disclose whether the offering is contingent upon receipt of approval from the CSRC. Please also add a risk factor discussing the risks related to compliance or noncompliance with the Trial Measures, including that the CSRC may not approve the filing, as well as the potential impact on your business and the securities in this offering.

Company Response:

We have amended page 1 accordingly and we have added a risk factor on page 6.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 28, 2023

/s/ Liu Lu

Liu Lu

Chief Executive Officer